Securities and Exchange Commission Attn. Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance 100 F Street, NE Washington, DC 20549-4720 United States of America	AEGON N.V. P.O. Box 85 2501 CB The Hague (The Netherlands) AEGONplein 50 2591 TV The Hague Telephone +31 70 344 8284 Fax +31 70 344 8096

Reference		The Hague
M CFC JvR	File No. 001-10882	September 19, 2013

Dear Mr. Rosenberg,

I am writing to confirm receipt of your letter dated September 10, 2013 and notify you that we request an extension and will send you our response letter by October 11, 2013.

Very truly yours,

/s/ Jurgen H.P.M. van Rossum

Jurgen H.P.M. van Rossum

Senior Vice President and Corporate Controller

Register The Hague no. 27076669